UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        RULE 13E-3 TRANSACTION STATEMENT
        (Pursuant to Section 13(e) of the Securities Exchange Act of 1934
                 and Rule 13e-3 (section/240.13e-3) thereunder)
                                (Amendment No. 1)

                              RIVERSIDE GROUP, INC.
                              (Name of the Issuer)
                              RIVERSIDE GROUP, INC.
                                   WILSON LLC
                              RGI MERGER SUB, INC.
                                J. STEVEN WILSON
                       (Name of Persons Filing Statement)


                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (Title of Class of Securities)


                                    769135104
                      (CUSIP Number of Class of Securities)


                                Catherine J. Gray
                              Riverside Group, Inc.
                         7800 Belfort Parkway, Ste. 100
                             Jacksonville, FL 32256
                       (904) 281-2200, fax (904) 296-0584
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
             Communications on Behalf of Person(s) Filing Statement)


                  PLEASE SEND COPIES OF ALL COMMUNICATIONS TO:


                                 Dennis J. Block
                        Cadwalader, Wickersham & Taft LLP
                                 100 Maiden Lane
                               New York, NY 10038
                       (212) 504-6000, fax (212) 504-6666

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [ ] A tender offer.

d. [ ] None of the above.


Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]


Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

                            CALCULATION OF FILING FEE

TRANSACTION VALUATION*                                     AMOUNT OF FILING FEE

      $81,668.00                                                        $16.33
      ----------                                                        ------

*Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended (the "Act"). The transaction applies to an aggregate of 10,000,000 shares of common stock, par value $0.10 per share (the "Common Stock"), of Riverside Group, Inc., calculated as follows: 4,767,123 shares of common stock issued and outstanding less 2,727,415 shares of common stock then to be held by Wilson LLC ("Acquisition Company") and specified additional stockholders of Riverside Group, Inc. The proposed maximum aggregate value of the transaction is $81,668 calculated as follows: the product of 2,041,708 shares of common stock; times $0.04. In accordance with Rule 0-11 under the Act, the filing fee is determined by multiplying the transaction valuation by one-fiftieth of one percent.

[X] Check box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      1)    Amount Previously Paid: $16.33
      2)    Form or Registration No.: Schedule 14C
      3)    Filing Party: Riverside Group, Inc.
      4)    Date Filed: February 19, 2003

================================================================================
                                 INTRODUCTION


      This Amendment No. 1 (this "Amendment") is being filed by Riverside Group, Inc., a Florida corporation (the "Company"), Wilson LLC, a Florida Limited Liability Company ("Acquisition Company"), RGI Merger Sub, Inc., a Florida corporation ("Merger Sub") and wholly-owned subsidiary of Acquisition Company, and J. Steven Wilson and amends the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Transaction Statement") filed by the Company, Acquisition Company, Merger Sub and J. Steven Wilson on February 19, 2003.

      The Company also previously filed with the Securities and Exchange Commission (the "SEC") a Preliminary Information Statement under Regulation 14C of the Securities Exchange Act of 1934, as amended. A copy of the Preliminary Information Statement is incorporated by reference herein to Exhibit Item 16(a)(3)(a) of the Transaction Statement.

ITEM 15.    ADDITIONAL INFORMATION

      The information provided in the Preliminary Information Statement is hereby supplemented by the following:

      The Company, Acquisition Company, Merger Sub and J. Steven Wilson have determined to abandon the proposed merger of Merger Sub with and into the Company pursuant to the Agreement and Plan of Merger, dated as of February 18, 2003. A copy of the Agreement and Plan of Merger is incorporated by reference herein to Exhibit Item 16(d)(1) of the Transaction Statement. Therefore, the Company, Acquisition Company, Merger Sub and J. Steven Wilson will not be proceeding with the going-private transaction described in the Transaction Statement.

                                   SIGNATURES


After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                          RIVERSIDE GROUP, INC.



Date: January 6, 2004                           /s/  Catherine J. Gray
                                          --------------------------------------
                                          Catherine J. Gray, Senior Vice
                                          President and Chief Financial Officer
                                          (duly authorized officer)


                                          WILSON, LLC

Date: January 6, 2004                           /s/  J. Steven Wilson
                                          --------------------------------------
                                          J. Steven Wilson,
                                          Manager (duly authorized officer)


                                          RGI MERGER SUB, INC.

Date: January 6, 2004                           /s/  J. Steven Wilson
                                          --------------------------------------
                                          J. Steven Wilson,
                                          President (duly authorized officer)




Date: January 6, 2004                           /s/  J. Steven Wilson
                                          --------------------------------------
                                          J. Steven Wilson